SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Bloom Energy Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

093712107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 10

CUSIP NO. 093712107	13G	Page 2 of 11

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers IX-A, L.P. (“KPCB IX-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 093712107	13G	Page 3 of 11

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers IX-B, L.P. (“KPCB IX-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 093712107	13G	Page 4 of 11

1	NAME OF REPORTING PERSONS KPCB IX Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 093712107	13G	Page 5 of 11

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers X-A, L.P. (“KPCB X-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,785,752 shares (including 4,785,752 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-A into 4,785,752 shares of Class A Common Stock), except that KPCB X Associates, LLC (“KPCB X Associates”), the general partner of KPCB X-A, may be deemed to have sole power to vote these shares.[1]
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,785,752 shares (including 4,785,752 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-A into 4,785,752 shares of Class A Common Stock), except that KPCB X Associates, LLC (“KPCB X Associates”), the general partner of KPCB X-A, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,785,752[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.0%[3]
12	TYPE OF REPORTING PERSON	PN

1 KPCB X-A entered into a voting agreement with KR Sridhar, the chief executive officer and chairman of the Issuer. Under such voting agreement, KPCB X-A agreed to vote all of its shares of Class B Common Stock as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders of the Issuer. Such voting agreement will automatically terminate upon certain events, including the conversion of any shares of Class B Common Stock into Class A Common Stock.

2 Consists of shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

3 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP NO. 093712107	13G	Page 6 of 11

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers X-B, L.P. (“KPCB X-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
134,977 shares (including 134,977 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-B into 134,977 shares of Class A Common Stock), except that KPCB X Associates, the general partner of KPCB X-B, may be deemed to have sole power to vote these shares.[1]
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
134,977 shares (including 134,977 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-B into 134,977 shares of Class A Common Stock), except that KPCB X Associates, the general partner of KPCB X-B, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	134,977[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%[3]
12	TYPE OF REPORTING PERSON	PN

1 KPCB X-B entered into a voting agreement with KR Sridhar, the chief executive officer and chairman of the Issuer. Under such voting agreement, KPCB X-B agreed to vote all of its shares of Class B Common Stock as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders of the Issuer. Such voting agreement will automatically terminate upon certain events, including the conversion of any shares of Class B Common Stock into Class A Common Stock.

2 Consists of shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

3 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP NO. 093712107	13G	Page 7 of 11

1	NAME OF REPORTING PERSONS KPCB X Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,920,729 shares (including 4,785,752 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-A into 4,785,752 shares of Class A Common Stock and 134,977 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-B into 134,977 shares of Class A Common Stock), of which 4,785,752 are directly owned by KPCB X-A and 134,977 are directly owned by KPCB X-B. KPCB X Associates, the general partner of KPCB X-A and KPCB X-B, may be deemed to have sole power to vote these shares.[1]
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,920,729 shares (including 4,785,752 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-A into 4,785,752 shares of Class A Common Stock and 134,977 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-B into 134,977 shares of Class A Common Stock), of which 4,785,752 are directly owned by KPCB X-A and 134,977 are directly owned by KPCB X-B. KPCB X Associates, the general partner of KPCB X-A and KPCB X-B, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,920,729[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%[3]
12	TYPE OF REPORTING PERSON	OO

1 Each of KPCB X-A and KPCB X-B entered into a voting agreement with KR Sridhar, the chief executive officer and chairman of the Issuer. Under such voting agreement, each of KPCB X-A and KPCB X-B agreed to vote all of its shares of Class B Common Stock as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders of the Issuer. Such voting agreement will automatically terminate upon certain events, including the conversion of any shares of Class B Common Stock into Class A Common Stock.

2 Consists of shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

3 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP NO. 093712107	13G	Page 8 of 11

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership, Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership, KPCB IX Associates, LLC, a California limited liability company, Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership, Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership and KPCB X Associates, LLC, a California limited liability company. The foregoing entities are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2019:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ Yes[1]

1 Only with respect to Kleiner Perkins Caufield & Byers IX-A, L.P., Kleiner Perkins Caufield & Byers IX-B, L.P., and KPCB IX Associates, LLC

CUSIP NO. 093712107	13G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

	By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

	By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB X ASSOCIATES, LLC, a California limited liability company

	By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP NO. 093712107	13G	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP NO. 093712107	13G	Page 11 of 11

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agenies.